UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 3)

KAISER GROUP HOLDINGS, INC.

(Name of the Issuer)

KAISER GROUP HOLDINGS, INC.

(Names of Person Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

483059 101

(CUSIP Number of Class of Securities)

Douglas W. McMinn

President and Chief Executive Officer

KAISER GROUP HOLDINGS, INC.

9300 Lee Highway

Fairfax, Virginia 22031-1207

(703) 934-3413

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Dennis J. Friedman, Esq.
Gibson, Dunn & Crutcher LLP

200 Park Avenue
47th Floor
New York, NY 10166-0193

This statement is filed in connection with (check the appropriate box):

a.             ☒  The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2), Regulation 14C (17 CFR 240.14c-1 to 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.             ☐  The filing of a registration statement under the Securities Act of 1933.

c.             ☐  A tender offer.

d.             ☐  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction valuation (1): $345,000	Amount of filing fee: $10.59

(1)           Calculated solely for purposes of determining the filing fee; this amount was based on the estimated amount in cash to be paid in lieu of fractional shares of common stock.

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $27.00

Form or Registration No.: Schedule 13E-3 (File No. 005-41027)

Filing Party: KAISER GROUP HOLDINGS, INC.

Date Filed: April 8, 2005

Introduction

This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 amends the Schedule 13E-3 filed with the Securities and Exchange Commission (the “Commission”) on April 8, 2005, as amended by Amendment No. 1 filed on May 20, 2005 and by Amendment No. 2 filed on June 22, 2005, by Kaiser Group Holdings, Inc., a Delaware corporation (the “Company”), for purposes of effecting the transaction described herein.

Concurrently with the filing of this Amendment No. 3 to Schedule 13E-3, the Company is filing with the Commission a preliminary proxy statement on Schedule 14A of the Securities Exchange Act of 1934, as amended (the “Proxy Statement”), containing, among others, a proposal for the approval of, and information relating to, an amendment to the Company’s certificate of incorporation to effectuate a one for 20 reverse stock split of shares of common stock, par value $0.01, of the Company. The information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference into this Amendment No. 3 to Schedule 13E-3 in its entirety, and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to amendment and completion. This Amendment No. 3 to Schedule 13E-3 will be further amended to reflect such amendment or completion of the Proxy Statement.

Item 1. Summary Term Sheet.

The information set forth in the Proxy Statement under the section “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)           Name and Address. The name of the Company is Kaiser Group Holdings, Inc. Its principal executive offices are located at 9300 Lee Highway, Fairfax, Virginia 22031-1207, and its telephone number is (703) 934-3413.

(b)           Securities. As of April 30, 2007, there were approximately [1,790,890] million shares of the Company’s common stock, $0.01 par value, outstanding.

(c)           Trading Market and Price. The information set forth in the Proxy Statement under the section “The Reverse Split—Market Prices of the Common Stock and Dividend Policy” is incorporated herein by reference.

(d)           Dividends. The information set forth in the Proxy Statement under the section “The Reverse Split—Market Prices the Common Stock and Dividend Policy” is incorporated herein by reference.

(e)           Prior Public Offerings. Not applicable.

(f)            Prior Stock Purchases. Not applicable.

Item 3. Identity and Background of Filing Person.

(a)           Name and Address. Kaiser Group Holdings, Inc., the subject company, is the filing person. Its principal executive offices are located at 9300 Lee Highway, Fairfax, Virginia 22031-1207, and its telephone number is (703) 934-3413. The information set forth in the Proxy Statement under the section “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)           Business and Background of Entities. Not applicable.

(c)           Business and Background of Natural Persons.

(1)-(2)  The information set forth in the Proxy Statement under the sections “Proposal No. 2: Election of Directors—Information Regarding the Board of Directors”, “Biographical Information of Non-Director Executive Officer” and “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference. Mr. Williams has ownership interests in a number of businesses.  He is located at Frank E. Williams, Jr., P.O. Box 4004, Merrifield, Virginia 22116.  Mr. Tennenbaum’s principal business is located at Mark S. Tennenbaum, 445 24th Street, Santa Monica, CA 90402.

(3)  None of the Company’s executive officers or directors have been convicted in a criminal proceeding in the past five years.

(4)  None of the Company’s executive officers or directors was a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(5)  Each of the Company’s executive officers and directors is a U.S. citizen.

Item 4. Terms of the Transaction.

(a)           Material Terms. The information set forth in the Proxy Statement under the sections “Summary Term Sheet,” “Special Factors” and “The Reverse Split” is incorporated herein by reference.

(c)           Different Terms. Not applicable.

(d)           Appraisal Rights. The information set forth in the Proxy Statement under the section “Special Factors—Appraisal Rights” is incorporated herein by reference.

(e)           Provisions for Unaffiliated Stockholders. None.

(f)            Eligibility for Listing or Trading. The Company’s common stock is traded through the Pink Sheets. Immediately prior to the one for 20 reverse stock split of the shares of common stock of the Company, the Company’s common stock will not be traded on an automated quotations system operated by a national securities association. Following such reverse stock split, the Company will not take any steps to qualify the Company’s common stock for trading on any automated quotations system operated by a national securities association. The Company’s common stock will continue to be traded through Pink Sheets.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a)           Transactions. The information set forth in the Proxy Statement under the section “Proposal No. 2: Election of Directors” is incorporated herein by reference.  At December 31, 2005 and 2006, the Company invested funds in certificates of deposit at Capital Bank N.A., a financial institution.  Mr. Frank E. Williams, Jr., a member of the Board of Directors, serves as a member of Capital Bank N.A.’s board of directors.  The certificates of deposits totaled $3.0 million and $1.1 million at December 31, 2005 and 2006, respectively.  The certificates of deposit bear a market rate of interest.

(b)           Significant Corporate Events. Not applicable.

(c)           Negotiations or Contacts. Not applicable.

(e)           Agreements Involving the Subject Company’s Securities. Not applicable.

Item 6. Purpose of the Transaction and Plans or Proposals.

(b)           Use of Securities Acquired. Fractional shares resulting from the reverse stock split will be canceled.

(c)           Plans. The information set forth in the Proxy Statement under the sections “Reverse Split—Market Prices of the Common Stock and Dividend Policy,” “Proposal No. 2: Election of Directors—Information Regarding the Board of Directors”, “Special Factors—Conduct of the Company’s Business after the Reverse Split”, “Special Factors—Purpose of the Reverse Split,” “Special Factors—Reasons for the Reverse Split” and “Special Factors—Effects of the Reverse Split on the Company” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)           Purposes. The information set forth in the Proxy Statement under the section “Special Factors—Purpose of the Reverse Split” is incorporated herein by reference.

(b)           Alternatives. The information set forth in the Proxy Statement under the section “Special Factors—Background of the Reverse Split; Alternatives Considered by the Board” is incorporated herein by reference.

(c)           Reasons. The information set forth in the Proxy Statement under the section “Special Factors—Reasons for the Reverse Split” is incorporated herein by reference.

(d)           Effects. The information set forth in the Proxy Statement under the sections “Special Factors—Effects of the Reverse Split on Stockholders Who Hold Fewer than 20 Shares of the Company’s Common Stock in a Single Account,” “ Special Factors—General Examples of Potential Effects of the Reverse Split,” “ Special Factors—Effects of the Reverse Split on the Company,” “ Special Factors—Material Federal Income Tax Consequences” and “The Reverse Split—Accounting Consequences” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a)           Fairness. The information set forth in the Proxy Statement under the section “Special Factors—Recommendation of the Board; Fairness of the Reverse Split” is incorporated herein by reference.

(b)           Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the section “Special Factors—Factors Considered by the Board of Directors as to the Fairness of the Reverse Split” is incorporated herein by reference.

(c)           Approval of Security Holders. The transaction is not structured to require approval of at least a majority of unaffiliated security holders.

(d)           Unaffiliated Representative. The information set forth in the Proxy Statement under the sections “Special Factors—Factors Considered by the Board of Directors as to the Fairness of the Reverse Split—Procedural Factors Disfavoring the Reverse Split and Interests of the Company’s Directors and Executive Officers in the Reverse Split” is incorporated herein by reference.

(e)           Approval of Directors. The information set forth in the Proxy Statement under the section “Special Factors—Factors Considered by the Board of Directors as to the Fairness of the Reverse Split—Procedural Factors Disfavoring the Reverse Split and Interests of the Company’s Directors and Executive Officers in the Reverse Split” is incorporated herein by reference.

(f)            Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Current Negotiations.

(a)           Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the section “Special Factors—Background of the Reverse Split; Alternatives Considered by the Board” and “—Reports, Opinions and Appraisals” is incorporated herein by reference.

(b)           Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the section “Special Factors—Reports, Opinions and Appraisals” is incorporated herein by reference.

(c)           Availability of Documents. Not applicable.

Item 10. Source and Amount of Funds or Other Consideration.

(a)           Source of Funds. The information set forth in the Proxy Statement under the section “The Reverse Split—Source of Funds and Financial Effect of the Reverse Split” is incorporated herein by reference.

(b)           Conditions. None.

(c)           Expenses. The information set forth in the Proxy Statement under the sections “The Reverse Split—Source of Funds and Financial Effect of the Reverse Split” and “The Reverse Split—Fees and Expenses” is incorporated herein by reference.

(d)           Borrowed Funds. None

Item 11. Interest in Securities of the Subject Company.

(a)           Security Ownership. The information set forth in the Proxy Statement under the section “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)           Securities Transactions.  None.

Item 12. The Solicitation or Recommendation.

(d)           Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the sections “Summary Term Sheet” and “Proposal No. 1: Amendment to the Certificate of Incorporation,” “Special Factors—Factors Considered by the Board of Directors as to the Fairness of the Reverse Split,” “Special Factors—Effects of the Reverse Split on Stockholders Who Hold 20 or More Shares of the Company’s Common Stock in a Single Account,” and “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(e)           Recommendations of Others. The information set forth in the Proxy Statement under the section “Special Factors—Recommendation of the Board; Fairness of the Reverse Split” is incorporated herein by reference.

Item 13. Financial Statements.

(a)           Financial Information. The information set forth in (i) the Proxy Statement under the section “Summary Financial Information,” and (ii) financial statements included in the Annual Report on Form 10-K for the fiscal years ended December 31, 2006 and 2005, in each case, are incorporated herein by reference.

(b)           Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)           Solicitation or Recommendations. None.

(b)           Employees and Corporate Assets. The information set forth in the Proxy Statement under the sections “Proposal No. 1: Amendment to the Certificate of Incorporation—Reverse Split—Source of Funds and Financial Effect of the Reverse Split” and “—Fees and Expenses” is incorporated herein by reference.

Item 15. Additional Information.

(b)           Other Material Information. Not applicable.

Item 16. Exhibits.

(a)           Preliminary Proxy Statement of the Company.

(b)           Not applicable.

(c)           Not applicable.

(d)           Not applicable.

(f)            Not applicable.

(g)           Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KAISER GROUP HOLDINGS, INC.
By:	/s/ Douglas W. McMinn
Name:	Douglas W. McMinn
Title:	President and Chief Executive Officer
Date:	May 1, 2007

EXHIBIT INDEX

Exhibit Number	Description
(a)	Preliminary Proxy Statement of the Company (incorporated herein by reference from the Company’s Schedule 14A filed with the SEC on May 1, 2007).

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.